SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolivar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on March 13, 2015.

By letter dated March 13, 2015 the Company reports that , in  the framework of the continue review of the Master Agreement for Exchange of Corporate Services entered into with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”) and  IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) on June 30, 2004, as amended from time to time on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013 and February 24, 2014 (the “Master Agreement for Exchange of Corporate Services”) , it has subscribed the Seventh Agreement for the Implementation of Amendments to the Master Agreement for Exchange of Corporate Services.

The purpose of this new amendment is to generate a more efficient allocation of corporate resources among the parties and continue the reduction of certain fixed costs incurred in the development of the parties’ businesses in order to decrease their incidence on operating results.

In spite of the terms of the Master Agreement for Exchange of Corporate Services, the parties continue to be independent as regards the execution of their business and strategic decisions. Furthermore, this agreement does not affect the efficiency of the internal control systems nor the internal and external audit procedures.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Saúl Zang
Responsible of relationship with the markets
March 16, 2015